November 15, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Frank Buda

RE:	Great-West Funds, Inc. (“Registrant”)
Registration Statement on Form N-1A (File Nos. 002-75503, 811-03364) Withdrawal of Registration Withdrawal Request Previously Made on Form RW

Commissioners:

Registrant hereby respectfully requests the withdrawal, effective immediately, of the registration withdrawal request filed on behalf of the Registrant on November 15, 2018 on Form RW (SEC Accession No. 0001193125-18-327589) (the “Form RW”) in respect of the above-referenced registration statement. The filing of the Form RW was made in error. The filing of the document was made under the incorrect submission form type and was re-filed as AW (SEC Accession No. 0001193125-18-328084) on November 15, 2018.

Please direct any questions or comments regarding the foregoing application for withdrawal to me at (303) 737-3011 or to Ryan L. Logsdon at (303) 737-4675.

Sincerely,

/s/ Cara B. Owen

Cara B. Owen

Senior Counsel & Assistant Secretary